Exhibit 99.2

GLASS HOUSE BRANDS INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Commitment to Ethical Business Conduct

Glass House Brands Inc. (the "Corporation") has embraced four core values – Entrepreneurial Spirit, Zero Harm, Respect and Integrity and Operational Excellence – that are believed to be the pillars upon which the success of the Corporation will be built. This Code of Business Conduct and Ethics (this " Code") reflects these core values and affirms the commitment of the Corporation to conduct its business and affairs with honesty, integrity and fairness. This Code also specifies the basic norms of behaviour expected from the Board of Directors (the "Board"), the senior officers and the other employees of the Corporation.

Each of us represents the Corporation in our relationships with others, including our suppliers, contractors, partners, investors, competitors and employees, governments and the general public. The Corporation expects each of us to act in a manner that will enhance the reputation of the Corporation for conducting its business and affairs with honesty, integrity and fairness and to avoid any conflict that might reflect unfavourably upon us or the Corporation.

This Code has been adopted by the Board and applies to each employee of Corporation and its subsidiaries, including the Chief Executive Officer and the other senior officers, as well as to the members of the Board.

Guiding Principles

All of us who conduct business on behalf of the Corporation should be guided by, and are subject to, the following principles which serve as the foundation of this Code and the policies that reinforce it:

(a)	act ethically and honestly;

(b)	accept responsibility and be accountable for our actions;

(c)	make decisions which are in the best interests of the Corporation;

(d)	honour our agreements and commitments;

(e)	conduct our business in an environmentally and socially responsible manner;

(f)	communicate with all of our stakeholders in an honest and straight-forward manner;

(g)	select and treat all employees if the Corporation in a respectful, fair and equitable manner and foster a work environment that is safe and healthy and free from discrimination, harassment, intimidation and hostility of any kind; and

(h)	obey all laws governing the conduct of the business and affairs of the Corporation.

STANDARDS OF CONDUCT

Our Workplace

Respect, Dignity and Trust: The Corporation is committed to establishing and maintaining a work environment where everyone is treated with respect, dignity and trust. It is the responsibility of each of us to foster and encourage such an environment.

Discrimination: The Corporation does not tolerate discrimination against any individual or group on the basis of race, gender, religion, national origin, marital or family status, sexual orientation, age, physical limitation or any other personal characteristics protected by law.

Harassment: The Corporation does not tolerate intimidation, harassment or bullying of any kind. Harassment is any type of repeated unwelcome behaviour, including sexual, racial, religious, psychological, physical, verbal or other abuse.

Hiring Family Members: Although the Corporation may employ more than one family member, the Corporation will not permit the supervision of one family member by another family member.

Health and Safety: The health and safety vision of the Corporation is that every individual will be safe and healthy every day, both at work and at home. Achieving this vision depends upon each of us, and we are all expected to:

(a)	be aware of the safety issues involved in performing our work as we are responsible for our own health and safety as well as the health and safety of each other;

(b)	work safely by adhering to legislation, policies and work procedures and communicating unacceptable practices to a supervising employee;

(c)	participate in training and continuously improve our processes and performance;

(d)	be familiar with the policies, programs and systems of the Corporation; and

(e)	perform our services in a professional manner, free from the effects of drugs and alcohol.

Our Environment

The Corporation is committed to sound environmental management and aims to manage its business operations in a manner that minimizes any adverse effect on the environment.

Accordingly, the Corporation will:

(a)	maintain active, continuing and, as it deems necessary, independently audited programs to ensure compliance with corporate policies, applicable legislation and government requirements;

(b)	design, implement and continually evaluate our management systems;

(c)	regularly measure our performance against recognized industry standards and ‘best practices’; and

(d)	provide each of us with the resources necessary to identify, manage and reduce environmental risk and, in return, expects us to understand our compliance obligations and conduct our activities in a manner consistent with generally accepted environmental policies and procedures and to take responsibility for those aspects of environmental matters over which we have control.

Our Relationships With Others

Conflicts of Interest: Each of us has an obligation to act with honesty and integrity and in the best interests of the Corporation and to avoid any relationship or activity that might create, or appear to create, a conflict between our personal interests and the interests of the Corporation. A conflict of interest arises where our position or responsibilities with the Corporation present an opportunity for personal gain, apart from the normal rewards of being a director, senior officer or other employee to the detriment of the Corporation. A conflict of interest also arises where our outside personal interests are inconsistent with those of the Corporation and create conflicting loyalties.

Conflicting Personal Interests: There are many situations in which our personal interests may conflict with those of the Corporation and cause us to give preference to personal interests in situations where corporate responsibilities should come first. For example:

(a)	acquiring any property, security or business interest which we know the Corporation has an interest in acquiring;

(b)	serving as a director or officer of, or working as an employee or consultant for, a competitor or an actual or potential business partner of the Corporation;

(c)	investing in, or trading in the securities of, a competitor, supplier or an actual or potential business partner of the Corporation where such investment or trading may influence our business decisions or compromise our independent judgment; and

(d)	participating in another business interest or activity that deprives the Corporation of the time or attention required to perform our duties properly or creates an obligation or distraction which impairs the exercise of our independent judgment, fiduciary responsibility on initiative or efficiency in acting on behalf of the Corporation.

Before we participate in any outside business interest which may give rise to such a conflict of interest, we should first disclose that interest to the Corporation and obtain approval to pursue such interest.

Corporate Opportunities: We owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises. Any opportunity which becomes available to us by reason of our position with the Corporation must be disclosed and be treated as belonging to the Corporation.

Gifts and Entertainment: We should not use our position with the Corporation to obtain personal gain or benefit from other employees or from those doing or seeking to do business with the Corporation. Actions taken and decisions made must be on an impartial and objective assessment of the facts in each situation, free from the influence of gifts which may adversely affect our judgment.

Suppliers, contractors, consultants and others doing or seeking to do business with the Corporation must be selected and dealt with in an impartial manner, without favour or preference based upon any consideration other than the best interests of the Corporation. Therefore, we may not accept from, or provide to, directly or indirectly, for personal benefit, any payment, service, loan, other compensation or benefit a supplier, contractor, consultant or other individual or entity that does or is seeking to do business with, or is a competitor of, the Corporation if it could reasonably be considered to be extravagant for the recipient or otherwise improperly influencing the business relationship of the Corporation with, or create an obligation to, the recipient.

This prohibition does not prevent us from accepting or providing modest gifts or entertainment that are customarily provided to foster important business relationships and which do not (and could not reasonably be perceived to) influence our business decisions or compromise our independent judgment. The following are guidelines regarding gifts and entertainment:

(a)	modest gifts, such as logo items, pens, calendars, caps, shirts and mugs are acceptable;

(b)	reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted;

(c)	invitations to social, cultural or sporting events (e.g. meals, holiday parties and tickets) may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking; and

(d)	invitations to golfing, fishing, sports events or similar trips that are usual and customary for your position with the Corporation and the industry and promote good working relationships with suppliers, contractors or consultants may be accepted.

Fair Dealing / Competitive Practices: To achieve the business interests of the Corporation, we each must endeavour to deal fairly with the counterparties, suppliers, competitors and employees of the Corporation. We may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

The Corporation firmly believes that fair competition is fundamental to the continuation of the free enterprise system. The Corporation complies with, and supports, laws which prohibit restraint of trade, unfair practices or abuse of economic power. Accordingly, the Corporation will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Corporation. Our policy also prohibits us from entering into, or discussing, any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behaviour.

Public Relations: The Chief Executive Officer and the Chief Operating Officer of the Corporation, and any persons delegated by such senor officers under the disclosure policies from time to time, are responsible for all public relations, including all contact with the media, and are the only individuals authorized to act as spokespersons for the Corporation. This means that only they, or those designated by them, can respond to inquiries or requests for information concerning the Corporation, including from the investment community, the general public, the media, government authorities or other third parties. We must immediately refer any contact from the media to one of them. In addition, any proposed industry presentation or formally issued information about the Corporation must be first reviewed by at least one of them.

Government Relations and Political Activities: All dealings between employees and public officials must be conducted in a manner that will not compromise the integrity, or place in question the reputation, of the Corporation, such employee or such officials. No unlawful or other improper payment or gift is to be made or offered to any governmental official with a view to influencing an official act or decision related to retaining or obtaining business, the enactment or enforcement of any law or to otherwise obtain favours.

The Corporation does not make donations or contributions to any candidate for public office or political party and does not approve of anyone making them in the name of the Corporation. The Corporation recognizes, however, that we may choose to participate in political activities but these activities must not involve the use of money, time, equipment, supplies, facilities or other resources of the Corporation. If you are participating in personal political activities, it must be clear that you are acting in your personal capacity and not as a representative of the Corporation.

Protecting the Assets of the Corporation

The Corporation has made a substantial investment in the assets in our workplace and we are all responsible for protecting such assets against theft, loss, damage, carelessness, misuse and waste. This means:

(a)	we must not use the property of the Corporation for individual profit or any unlawful, unauthorized or unethical purpose;

(b)	we are expected to exercise care in using the property of the Corporation and not to intentionally damage or destroy such property;

(c)	we must not reproduce, distribute or alter copyrighted materials without the permission of the copyright owner; and

(d)	we must exercise integrity and prudence in incurring and approving business expenses and ensure that such expenses are reasonable and serve the business interests of the Corporation.

We must also use the information technology resources (including, but not limited to, computers, e-mail, applications, internet access, telephones and voice mail) of the Corporation for business purposes. The Corporation may monitor our use of such information technology resources as our inappropriate use of such resources may not only interfere with carrying out business for the Corporation but may also jeopardize the reputation of the Corporation. The Corporation acknowledges that from time to time the personal use of such information technology resources may be necessary. Such use should not impact business activities and all use will be governed by information technology policies that establish guidelines for the appropriate use of the information technology resources of the Corporation.

Confidential and Proprietary Information and Trade Secrets

We may have access to information relating to the Corporation, including financial and strategic information, information concerning employees, customers and other third parties with which the Corporation deals and other information that is not available to the general public (through a news release or other public filing). All such information, whether or not it is the subject of copyright or patent, is the property of the Corporation.

We are expected to safeguard confidential information and not disclose it to anyone other than other persons on a “need to know” basis. We are also prohibited from making personal use of such confidential information.

Disclosing or misusing confidential information can have very serious consequences. It can result in legal action against the Corporation and/or its directors, officers or other employees, hurt our ability to compete, affect our financial position, violate the rights of our employees or damage our credibility or reputation. If a situation arises where the disclosure of confidential information is necessary for business reasons, the person who receives the confidential information must be advised that it is to be kept confidential and, in many cases, will need to sign a confidentiality agreement prior to the disclosure being made.

In order to prevent the misuse or inadvertent disclosure of confidential information, the following procedures should be observed:

(a)	confidential information in written form should be kept in a safe place, with access restricted to individuals who “need to know” that confidential information in the necessary course of business;

(b)	confidential matters should not be discussed in places where the discussion may be overheard;

(c)	confidential documents should not be read in public places, left unattended or discarded where they can be retrieved by others;

(d)	transmission of documents via electronic means should be made only where the transmission can be made and received under secure conditions;

(e)	extra copies of confidential documents should be shredded or otherwise destroyed in a safe manner; and

(f)	outside parties privy to confidential information must be informed of their obligation to not divulge such confidential information to anyone else and should confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

Financial Books and Records

The Corporation aims to maintain a high standard of accuracy and completeness in its business and financial records. These records serve as a basis for managing the business and affairs of the Corporation and are crucial for meeting obligations to employees, investors and others, as well as for compliance with tax and legal reporting requirements. Such financial records also contain vital information about the Corporation, upon which our shareholders, investment analysts and regulators rely in making decisions about the Corporation.

Those of us who assist in the preparation of the business and financial records or who issue regulatory or financial reports have a responsibility to ensure that they fairly present all information in a truthful, accurate, complete and fair manner, are issued in a timely manner and conform to applicable legal requirements and the system of internal controls of the Corporation.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets which are either not recorded or inadequately recorded on the books and records of the Corporation. No payment is to be approved without adequate and accurate supporting documentation and authorization.

We are also expected to cooperate fully with the independent auditor of the Corporation in the audits of the Corporation and not to coerce, mislead or in any way manipulate or attempt to manipulate such independent auditor.

The Corporation maintains all records in accordance with applicable laws regarding the retention of business records. The unauthorized destruction of, or tampering with, any records, whether written or in electronic form, where the Corporation is required by law to maintain such records or where the Corporation has reason to know of a threatened or pending government investigation or litigation where such records may be relevant is prohibited. If there is any doubt on whether any records may be disposed of, the Chief Financial Officer should be consulted.

Insider Trading

Canadian securities legislation prohibits the purchase or sale of securities of an entity by someone who is in possession of material information about that entity that has not been disclosed to the public (known as “insider trading”).

The Corporation has adopted an Insider Trading Policy to prevent improper trading in its securities and the improper communication of undisclosed material information regarding the Corporation. All of us are expected to understand, and comply with, the Insider Trading Policy.

If the buying or selling of securities of the Corporation becomes the subject of scrutiny, such buying or selling may well be viewed differently after the fact and with hindsight than the way such actions were considered at the time.

In order to avoid the potential for, or the appearance of, insider trading, the Corporation imposes regularly scheduled “blackout periods” surrounding the public release of quarterly and annual financial results, during which periods the purchase and sale of securities of the Corporation by directors, officers and other employees is prohibited. In addition, the Corporation may, from time to time, impose additional blackout periods.

Timely Public Disclosure

The Corporation is committed to providing timely, factual and accurate disclosure of material information about the Corporation to shareholders, the financial community and the public, including in filings of the Corporation with securities regulatory authorities. The policy governing public disclosure is set forth in the Disclosure Policy adopted by the Corporation.

Compliance with Laws, Rules and Regulations

The Corporation expects to meet or exceed all legal requirements that apply when, and where, the Corporation carries on business. Each of us must contribute to this expectation by:

(a)	making every reasonable effort to become familiar with the laws, rules, regulations and any professional rules that may govern the activities of the Corporation;

(b)	being diligent in complying with such laws, rules and regulations; and

(c)	making sure that those who report to us, and the people we report to, are also aware of such laws, rules and regulations.

If you are not sure how such a law, rule or regulation might apply to you, speak to your supervisor or contact General Counsel of the Corporation who will be able to assist you.

Compliance with this Code And Reporting Violations

The Board is ultimately responsible, acting through the Audit Committee, for this Code and monitoring compliance with this Code.

It is the responsibility of each of us to understand and comply with this Code. Identifying problems or violations to enable them to be quickly and properly resolved, or to prevent them from escalating or recurring, benefits all of us and enhances our workplace environment and the reputation of the Corporation. We are therefore encouraged and expected to:

(a)	identify and raise potential issues before they cause problems;

(b)	take all responsible steps to prevent any violation of this Code;

(c)	report actual or potential violations of this Code which we observe or of which we become aware; and

(d)	seek additional guidance when advisable.

Retaliatory action against any individual for raising such concerns or questions or for reporting suspected violations of this Code in good faith will not be tolerated by the Corporation.

As this Code does not prescribe a rule for every circumstance we might encounter, we are expected to use our best judgment and common sense in applying the guidelines set out in this Code. As a general guideline, if you have any question regarding the application of any requirement under this Code, the best course of action in a particular situation or if you suspect a possible violation of a law, or this Code, you should address the matter promptly with your supervisor. If reporting a concern or complaint to your supervisor is not possible or advisable for some reason or if reporting it to your supervisor does not resolve the matter, you should address the matter with the Chief Financial Officer or seek assistance through the procedures set out in the Whistleblower Policy adopted by the Corporation, which is posted on the website of the Corporation.

Every reasonable effort will be made to ensure the confidentiality of concerns about suspected violations of this Code, any related investigation and the identity of those providing information, to the extent consistent with the need to conduct an appropriate, fair and thorough investigation.

Failure to comply with this Code may subject you to disciplinary action by the Corporation, up to and including termination. A violation of this Code may also constitute a violation of applicable law and may result in civil or criminal penalties for you, your supervisors and/or the Corporation.

Waivers

From time to time, the Corporation may waive the application of certain provisions of this Code. The term “waiver” means the approval by the Corporation of a material departure from a provision of this Code. Waivers generally may be granted only by the Chief Executive Officer and must be reported to the Board or the Audit Committee of the Board. However, any waiver of the provisions of this Code for any director or senior officer, including the Chief Executive Officer and the Chief Financial Officer, may only be made by the Board or the Audit Committee of the Board and will be disclosed to shareholders as required by applicable law.

Effective Date: June 29, 2021